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                    [MULDOON MURPHY & AGUGGIA LLP LETTERHEAD]



                                January 25, 2007


Todd Schiffman
Assistant Director
Financial Services Group
U.S. Securities and Exchange Commission
100 F. St., NE, Mail Stop 4561
Washington, DC 20549

                  Re:      Delanco Bancorp, Inc.
                           Registration Statement on Form SB-2
                           Filed December 14, 2006
                           File No. 333-139339
                           -------------------------------------

Dear Mr. Schiffman:

         On behalf of Delanco Bancorp, Inc. (the "Company"), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the "Amended Registration Statement"), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on December 14, 2006 (the "Registration Statement").

         The Amended Registration Statement is filed in response to the staff's comment letter issued on January 12, 2007. To aid in your review, we have repeated the staff's comments followed by the Company's responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision ("OTS") on the Company's Application on Form MHC-2. A copy of the OTS response letter, which includes all OTS comments and the Company's responses, has been included with this filing.

General
-------

Comment No. 1:
-------------

         Provide us with copies of all marketing materials. Upon review, we may have comments.



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Todd Schiffman
January 25, 2007
Page 2


Response to Comment No. 1:

         Marketing materials have been filed as Exhibit 99.2 to the Amendment Registration Statement.

Comment No. 2:
-------------

         To the extent the effectiveness of the registration statement is delayed, please update the financial information. Refer to Item 3-10(g) of Regulation S-B.

Response to Comment No. 2:

         The Company is aware of its obligation to update the financial statements in the event effectiveness of the registration statement is delayed.

Comment No. 3:
-------------

         Please revise your filing to explicitly state interim period financial data is unaudited within tables and columns where such information is presented.

Response to Comment No. 3:

         The table on page 20 of the prospectus has been revised in response to this comment.

Cover Page
----------

Comment No. 4:
-------------

         Expand the statement in the first paragraph regarding your intention to have your stock quoted on the OTC Bulletin Board to disclose the statement you make on page 11 that you do not expect an active and liquid trading market to develop.

Response to Comment No. 4:

         The requested disclosure has been added in the first paragraph of the cover page in response to this comment.

Comment No. 5:
-------------

         Expand to include a statement regarding the net losses you would have incurred for 2006 had you not realized gains on the stock sale and to disclose the possibility of net losses for 2007.



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Todd Schiffman
January 25, 2007
Page 3


Response to Comment No. 5:

         The requested disclosure has been added following the first paragraph on the cover page in response to this comment. Information regarding the quarter and nine months ended December 31, 2006 will be included in a Recent Developments section that will be included in a subsequent pre-effective amendment to the Registration Statement.

Summary
-------
The Companies, page 1
---------------------

Comment No. 6:
-------------

         We note the registrant does not appear to have a website. If this changes during registration, please update to provide the address.

Response to Comment No. 6:

         As disclosed on page 33 of the prospectus in the third paragraph under "General", the Company maintains a website. Disclosure of the website address has been added on page 1 in response to this comment.

How We Determined the Offering Range, page 3
--------------------------------------------

Comment No. 7
-------------

         Please expand to be more specific and substantive in your summary of the valuation. Expand the bullet points to provide specifics about the factors Keller & Company considered most notable in determining the value of Delanco Bancorp.

Response to Comment No. 7:

         Additional disclosure has been provided in the bullet points on page 3 and in the first paragraph of page 4 of the prospectus in response to this comment.

Reasons for the Offering, page 6
--------------------------------

Comment No. 8
-------------

         Discuss whether there are current plans for future branching or acquisitions.

Response to Comment No. 8:

         The requested disclosure has been added on page 6 of the prospectus in response to this comment.



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Todd Schiffman
January 25, 2007
Page 4


Benefits to Management, page 6
------------------------------

Comment No. 9
-------------

         Discuss the consequent reduction in earnings and possible dilution.

Response to Comment No. 9:

         The first paragraph under "Benefits of the Offering to Management" on page 6 of the prospectus discusses the costs of the planned benefit plans. The requested disclosure regarding possible dilution has been added to the same paragraph in response to this comment.

How We Will Use the Proceeds of this Offering, page 11
------------------------------------------------------

Comment No. 10
--------------

         Quantify the estimated dollar amounts involved for the various uses of the proceeds to be distributed to Delanco Federal Savings Bank, to the extent practicable. Provide a timetable for the mentioned opening of new branches, expansion of business activities, diversification and acquisition plans. If the type of loans originated will change, discuss how. Consider discussing your new emphasis on commercial and multi-family real estate lending. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-B both here and in the summary. Please make corresponding changes in the main section.

Response to Comment No. 10:

         The section captioned "How We Will Use the Proceeds of this Offering" on page 11 of the prospectus has been revised in response to this comment. Corresponding changes have been made on page 23 under "Use of Proceeds."

Risk Factors
------------
Rising interest rates may hurt our profits and asset values, page 14
--------------------------------------------------------------------
A downturn in the local economy or a decline in real estate values could hurt
-----------------------------------------------------------------------------
our profits, page 14
--------------------

Comment No. 11
--------------

         Please revise the subheadings to state clearly the specific risk to your specific business.

Response to Comment No. 11:

         The requested revisions have been made on page 15 of the prospectus in response to this comment.


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Todd Schiffman
January 25, 2007
Page 5


There may be a limited market for our common stock....page 15
-------------------------------------------------------------

Comment No. 12
--------------

         Revise the heading to state, if true, that there will be a limited market for the stock.

Response to Comment No. 12:

         The requested revision has been made on page 17 of the prospectus in response to this comment.

Use of Proceeds, page 21
------------------------

Comment No. 13
--------------

         Qualify the statement that Delanco Bancorp may use proceeds to pay dividends with a statement about the restrictions on such payments or a cross-reference to the dividend discussion.

Response to Comment No. 13:

         A cross reference has been added on page 22 of the prospectus in response to this comment.

Regulatory Capital Compliance, page 25
--------------------------------------

Comment No. 14
--------------

         Please reconcile historical total equity under general accepted accounting principles at September 30, 2006 to total equity on the consolidated statements of financial condition.

Response to Comment No. 14:

         As discussed with the Staff, the table under the caption "Regulatory Capital Compliance" on page 26 of the prospectus presents the capital position of Delanco Federal Savings Bank. Accordingly, total equity presented in this table will not reconcile with total equity presented in the consolidated statements of financial condition for Delanco Bancorp, Inc.

Comment No. 15
--------------

         We note tangible capital and core capital levels are shown as a percentage of adjusted total assets. Please revise your filing to disclose the adjustments made to total assets to arrive at these measures.


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Todd Schiffman
January 25, 2007
Page 6


Response to Comment No. 15:

         Footnote (1) to the table on page 26 of the prospectus has been revised in response to this comment.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Comment No. 16
--------------

         Please revise the Liquidity section of your filing to discuss management's strategies and policies related to the decision to hold a significant amount of held-to-maturity securities.

Response to Comment No. 16:

         The section captioned "Liquidity Management" has been revised on page 57 of the prospectus in response to this comment.

Consolidated Statements of Income, page F-4
-------------------------------------------

Comment No. 17
--------------

         We note the provision for income taxes was $75,000 for 2006, reflecting an effective tax rate of 19.1%, compared to $257,000 for 2005, reflecting an effective tax rate of 42.6%. Please revise your filing to discuss what caused the decrease in the provision for income taxes and effective tax rate.

Response to Comment No. 17:

         The discussion under "Income Tax Expense" on page 49 of the prospectus has been revised in response to this comment.

Note 4 - Investment Securities, page F-16
-----------------------------------------

Comment No. 18
--------------

         To the extent any investments in U.S. Government and Federal Agencies represent investments in government sponsored entities, please revise to separately present such investments. Refer to Item II.H.2 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website.

Response to Comment No. 18:

         Table 4 on page 43 of the prospectus and Note 4 of the financial statements have been revised in response to this comment.


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Todd Schiffman
January 25, 2007
Page 7


Comment No. 19
--------------

         We note in the second paragraph on page F-20 that management has the ability to hold debt securities until maturity, for the foreseeable future. Please revise to clarify how this disclosure complies with paragraph 12 of SAB Topic 5:M, which refers to both management's ability and intent.

Response to Comment No. 19:

         The second paragraph on page F-22 has been revised in response to this comment.

Note 12 - Federal Income Taxes, page F-25
-----------------------------------------

Comment No. 20
--------------

         Please revise your filing to further disaggregate the differences in the reconciliation of the expected provision at the federal statutory rates to the federal income tax provision. We note the significance of the "other" category to these disclosures.

Response to Comment No. 20:

         Note 12 of the financial statements has been revised in response to this comment.

Comment No. 21
--------------

         Please revise your filing to disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets. Refer to paragraph 43 of SFAS 109.

Response to Comment No. 21:

         Note 12 of the financial statements has been revised in response to this comment.

Note 15 - Fair Values of Financial Instruments, page F-29
---------------------------------------------------------

Comment No. 22
--------------

         We note your loan portfolio is predominantly fixed rate loans and you disclose the fair value of your loan portfolio is not determinable due to it not being practical to make such estimates based on the varying interest rates and maturity terms involved. Based on the characteristics of the underlying loans, we believe management should be able to estimate the fair value of the loan portfolio. Please revise accordingly. To the extent you disagree, please revise your filing to fully disclose how you considered paragraphs 26 and 27 of SFAS 107 in making your determination.


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Todd Schiffman
January 25, 2007
Page 8


Response to Comment No. 22:

         Note 15 has been revised in response to this comment.

                                    * * * * *

         Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Paul M. Aguggia or the undersigned at (202) 362-0840.

                                         Very truly yours,

                                         MULDOON MURPHY & AGUGGIA LLP

                                         /s/ Aaron M. Kaslow

                                         Aaron M. Kaslow

Enclosures
cc:      Robert M. Notigan
         Jessica Livingston, Securities and Exchange Commission
         Paul M. Aguggia